United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Vale and POSCO sign MoU to develop decarbonization solutions in steel production

Rio de Janeiro, November 4th, 2021 – Vale S.A. ("Vale") has signed a Memorandum of Understanding ("MoU") with POSCO in which both agreed to pursue opportunities to develop ironmaking solutions focused on reducing CO2 emissions.

Vale and POSCO intend to develop solutions for decarbonization in ironmaking and are under discussion to find the most suitable pathways by using Vale’s wide range of product portfolio, including high-grade iron ore products such as pellets, fines and briquettes, as a potential solution for reducing fossil fuel consumption, that aim to bring a remarkable contribution to the POSCO's roadmap to reach the carbon neutrality in integrated steel production process by 2050.

Mr. Marcello Spinelli, Vale’s Executive Vice President, Iron Ore, and Mr. Hagdong Kim, POSCO’s Head of Steel Business Unit attended the MoU virtual signing ceremony on November 4th, 2021. As per his speech, Mr. Spinelli said “Steel and mining industry are already under transformation to develop low carbon solutions, and we are happy to be with POSCO on this journey. The decarbonization pathway definition will be critical to set how the industry will meet Paris Agreement’s targets and deliver an important legacy to society and our planet. Vale is well positioned to lead the industry with our high-quality and world-class portfolio and with innovative technologies.”.

Mr. Kim, POSCO’s Head of Steel Business Unit affirmed: “Both companies have the goal to achieve carbon net-zero by 2050, an important social responsibility that we must fulfill as members of society. Instead of trying alone, if we work together, we will create more synergy. By signing the MOU, I look forward to greater synergy between Vale and POSCO toward carbon neutrality.”.

This initiative contributes to achieving Vale’s commitment to reduce 15% of net Scope 3 emissions by 2035. Additionally, Vale seeks to reduce its absolute Scope 1 and 2 emissions by 33% by 2030 and achieve neutrality by 2050, in line with the Paris Agreement, leading the evolution process towards low carbon mining.

About POSCO

POSCO is a Korean steel company which has been chosen as the most competitive steelmaker in the world for 11 consecutive years by World Steel Dynamics. POSCO announced its plans for the carbon neutrality, reducing 20% greenhouse gas emission by 2030, 50% by 2040, and achieving net-zero by 2050.

Gustavo Duarte Pimenta

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: November 4, 2021		Head of Investor Relations